As filed with the Securities and Exchange Commission on June 24, 1999 Registration No. _______________

==============================================================================

              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                  FORM 10-SB


     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                      AMERICAN ENVIRONMENTAL CORPORATION
                ----------------------------------------------
                (Name of Small Business Issuer in its Charter)


        Nevada                                                 88-0344622
-------------------------------                            -------------------
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                             Identification No.)


        705-B Yucca Street, Boulder City, Nevada                     89005
        ----------------------------------------                   ----------
        (Address of principal executive offices)                   (Zip Code)

Issuer's telephone number:          (702) 294-3870
                                    --------------

Securities to be registered under Section 12(b) of the Act:

     Title of each class                      Name of each exchange on which
     to be so registered                      each class is to be registered
      -------------------                      ------------------------------

              N/A                                           N/A

Securities to be registered under Section 12(g) of the Act:

                  Common Stock, par value $0.001 per share
                  ----------------------------------------
                              (Title of Class)

==============================================================================

                      AMERICAN ENVIRONMENTAL CORPORATION

                                  FORM 10-SB

                              TABLE OF CONTENTS

PART 1                                                                    Page

Item  1.     Description of Business .....................................  3

Item  2.     Management's Discussion and Analysis or Plan of Operation ...  8

Item  3.     Description of Property...................................... 13

Item  4.     Security Ownership of Certain Beneficial Owners
              and Management.............................................. 14

Item  5.     Directors, Executive Officers, Promoters
              and Control Persons......................................... 15

Item  6.     Executive Compensation....................................... 17

Item  7.     Certain Relationships and Related Transactions............... 18

Item  8.     Description of Securities.................................... 19

PART II

Item  1.     Market Price of and Dividends on the Registrant's
              Common Equity and Other Shareholder Matters................. 20

Item  2.     Legal Proceedings............................................ 20

Item  3.     Changes in and Disagreements with Accountants................ 21

Item  4.     Recent Sales of Unregistered Securities...................... 21

Item  5.     Indemnification of Directors and Officers.................... 22

PART F/S

             Financial Statements......................................... 23

PART III

Item  1.     Index to Exhibits............................................ 51

             Signatures................................................... 51

                                    PART I

ITEM 1.  DESCRIPTION OF BUSINESS

Corporate History
-----------------

     American Environmental Corporation (hereinafter the "Company" or "Registrant") was formed in July 1995 under the laws of the state of Nevada to manufacture and market industrial pollution control equipment aimed at reducing airborne pollutants emitted from industrial flues. The Company has licensed from certain of its existing and former principal shareholders certain proprietary technologies relating to the removal of toxic flue gases. The Company markets these technologies through its wholly owned subsidiary, Fabric Filters Air Systems, Inc. ("Fabric Filters"), a pollution systems engineering firm located in Portland, Oregon. Currently, all of the Company's operating activities are conducted through Fabric Filters.

     In December 1997, the Company acquired all of the outstanding stock of Fabric Filters in a transaction intended to qualify as a tax-free exchange pursuant to section 368(a) of the Internal Revenue code of 1986, as amended. Incorporated November 15, 1985, Fabric Filters engineers, designs, and contracts the construction of air pollution control systems.

     Since 1985, Fabric Filters has been active in several areas of air pollution control, including engineering and installing systems utilizing dust collectors, process collectors from mills, dryers and kilns, packed tower and venturi scrubbers, fiber-bed filters for sib macron vapors, air to air heat exchangers, mobile collectors for the highway construction industry, and injection reactors for incineration. Fabric Filters' installation expertise and experience has proved to be especially significant for sales of the Company's air pollution reduction technology.

Mineral Sale and Purchase Contract
----------------------------------

     In June 1998, the Company and NatureNu Corporation, a Nevada corporation ("NatureNu") entered into negotiations for a Mineral Sale and Purchase Contract (the "Purchase Contract"), wherein the Company received the right to extract up to 5,500 tons of surface minerals (hereinafter "Seasoil") from certain placer mining claims located in Esmeralda County, Nevada. The Company anticipated using the Seasoil in connection with a seed pellet planting system to be marketed to mining companies, among others, as part of a revegetation or reclamation and restoration program.

     The actual seed pellet combination was developed by NatureNu using a combination of the Seasoil, green waste, a moisture retaining clay, seed and additional nutrients. NatureNu, however, did not have the resources to implement a successful marketing program, and the Company hoped to be able to complement its sales of pollution control systems by expanding its product base additional types of environmental reclamation.

     The Purchase Contract allows the Company a 24 month period beginning August 21, 1998 in which to extract the Seasoil at the Company's expense. The actual extraction can be performed by NatureNu at NatureNu's actual cost plus twenty percent (20%), or by another contractor approved by NatureNu.

     As consideration for the extraction rights granted to the Company, the Company paid $100,000 cash, and a $40,000 consulting fee NatureNu's President, Steve Vonderheide, for services in connection with the marketing and sales of the Seasoil. Additionally, the Company agreed to issue 320,332 shares of the Company's Common Stock in satisfaction of certain indebtedness and financial obligations of NatureNu.

     The Purchase Contract provided for a valuation purchase price of $150 per ton for the Seasoil, which price incorporated the shares of the Company's Common Stock issued and the consulting fee. With the addition of legal and other expenses relating to the above transactions, the total cost to the Company of acquiring the rights to extract the Seasoil was approximately $855,154. The net effect of the entire transaction to the Company has been the acquisition of the rights to extract 5,500 tons of Seasoil for approximately $855,154 in cash and securities.

     At the time of entering into the Purchase Contract, the Company anticipated negotiating sales agreements for the Seasoil well within the allowed time frame for the extraction. At this time, however, the Company has not been able to find any buyers for the Seasoil and is not optimistic about its future marketing possibilities. Because of the slow development of its anticipated market, the Company has elected to write down a substantial portion of the costs of entering into the Purchase Contract by recording an impairment loss, as explained more fully in Management's Discussion and Analysis and the financial statements attached to this registration.

Air Pollution Control Systems in General
----------------------------------------

     The effectiveness and usefulness of any air pollution control system depends on the system's ability to remove the gases before they are emitted into the atmosphere. Prior to the development of the Company's technologies, the most effective way of removing particulates and gases produced by industrial concerns was a wet scrubber system, a system which use an aqueous solution to mix the pollutant gases. Although these wet scrubber systems are effective and widely accepted, wet scrubber systems are very costly to install, maintain and operate due to the reliance on the injection of an aqueous solution that has to be treated after it mixes with the gases. The Company believes that air pollution control systems utilizing the Company's technologies will prove to be as effective as the wet scrubber systems and less expensive to install, maintain and operate.

     Most air pollution control systems use similar technology for the removal of the particulate matters in a pollution stream. Existing air pollution control systems are distinguished by their varying ability to remove gases such as sulfur oxide, nitrogen oxides, and volatile organic oxides from the pollution stream.

The Company's Technologies
--------------------------

     The Company is a party to an exclusive technology license agreement with Richard A. Steinke and Robert W. Hood, to manufacture pollution systems covered by U.S. Patent Application "Improved Apparatus and Method for the Remediation of Particulate Material and Toxic Pollutants Transported in Flue Gas" -- Docket No. 7455 (the "Improved Apparatus"). Messrs. Steinke and Hood are the inventors of the Improved Apparatus. The Improved Apparatus technology allows for maximum flow condition and is adjusted automatically through a programmable logic controller with system sensors to maintain the optimum stoichiometric ratio of sorbent to contaminates to achieve maximum results. The flue gas enters the duct work where a dry sorbent injector blows the sorbent into a turbulent gas stream. Depending on the moisture content of the gas stream, additional moisture may be added to the stream, but only to the point of activating the sorbent. The collector finishes the job by coating the filter and allowing residence time for conversion of the gas into a solid. The system's computer hardware and related software takes readings for temperature, moisture and the gas flow, and determines the amount of sorbent to add into the system.

     In addition, the Company is a party to an exclusive license agreement with Richard A. Steinke and Dennis S. Chrobak, to manufacture pollution systems covered by U.S. Patent No. 5,795,549 [August 18, 1998] (the "Apparatus"). Messrs. Steinke and Chrobak are the inventors of the Apparatus. The Apparatus technology can be utilized for remediation of particulate matter and gaseous pollutants. The flue gases, having a pre-determined moisture content, are mixed with sorbent material and forced through an induct venturi equipped with a mixing impeller. Downstream, the reaction products are removed from the gas stream and collected for use as construction material. The vented gas stream is monitored for specific pollutants and the amount of sorbent material introduced into the system can be automated in response to the readings obtained. Additionally, the gas stream can pass through a bag house or cyclone wherein the bags are impregnated with materials specific to the pollutants carried in the stream.

     The Company's technologies incorporate much of the current structural technology in that they incorporate duct work, bags, and scrubbers. The technologies differ in that they removes the pollutant gases such as sulfur oxides, nitrogen oxides, and volatile organic oxides by combining a sorbent (a chemical which is known to bind with certain other chemicals) with the gases, thus creating a solid which can then be removed using current scrubbing and bagging technologies.

     The Company's technologies have been developed based on the belief that a large market exists for a system that is as effective as the wet pollution control systems but without the associated cost. This belief led the developers of the technologies to attempt to devise systems that could operate without having to use an aqueous solution which itself would require treatment to remove the contaminates.

     Both the Improved Apparatus and the Apparatus technologies have been designed to be able to use existing duct work, bagging and scrubbers and will only require the modification of a minimum amount of duct work to install the Company's system of injecting a sorbent into the pollutant stream. Given the Company's limited financial resources and the nature of the work associated with installing, the Company subcontracts most, if not all of the manufacturing and installation process.

Marketing
---------

     The Company currently does not have the resources to market its technologies worldwide. Therefore, the Company has concentrated its marketing efforts in countries that management believes offer the best opportunities for establishing a presence in the air pollution control industry, primarily the United States and China.

     In the United States, the Company markets to companies with existing systems in place that desire to reduce their pollution control costs. These companies can retrofit their current systems and receive future cost savings as they would no longer have to treat contaminated water or dispose of byproduct.

     In China, the Company has targeted plants under new construction, because the Chinese government appears to be starting to enforce the need for better pollution control devices. The low cost of installing systems utilizing the Company's technologies should make the Company's technologies very attractive in China. The Company has utilized the efforts of Ping Zhang, an officer and director of the Company to represent the Company in China. Mr. Zhang is the principal of MW McWong International, Inc. ("McWong"), a pollution systems marketing firm located in Shanghai, China. In April 1996, the Company entered into an representation agreement with McWong appointing McWong as its exclusive sales representative in China to perform marketing activities, including developing Chinese product literature, arranging seminars and conferences in China, and developing marketing and pricing strategies for the Company's air pollution control systems in China. Although the Company expects favorable acceptance of its technologies in the Chinese market, no sales have yet materialized.

Additional Marketing Methods
----------------------------

     Should the Company desire, the Company may sublicense its technologies to third parties who will market, manufacture, install and maintain the air pollution control systems. However, the Company does not have any sublicensing arrangements in place, nor has it attempted to negotiate any sublicenses as of this date. The Company anticipates that if such sublicenses are negotiated, system installations will be performed by the third party licensees or subcontractors of the licensees.

Competition
-----------

     The Company will be in competition with companies such as Wheelabrator, Pure Air, General Electric, Westinghouse, and Mitsubishi Corporation that manufacture pollution control systems. All of these companies have been in the pollution control industry for several years, have established customers, and have financial resources substantially greater than those of the Company. Although the Company is new to the pollution control system industry, the Company believes that it will be able to compete against the established companies in the pollution control industry because its technologies allow for installation without down time at the facility and can be installed at what management believes is a cost lower than competing systems.

Availability of Materials and Suppliers
---------------------------------------

     In addition to engineering and constructing air pollution control systems that use the Company's technologies, Fabric Filters engineers systems utilizing other control systems currently being used in the industry. Because of the Company's current limited financial and manpower resources, the Company typically subcontracts the manufacturing of systems. Installation of the systems is supervised by Fabric Filters. The Company utilizes multiple subcontractors and suppliers to purchase the materials necessary for construction of its air pollution control systems. The Company believes that it will be able subcontract and obtain adequate quantities of supplies and components without significant problems or delays.

Dependence on Customers
-----------------------

     Fabric Filters does not have and has not had in the past several years any single customer that accounted for gross sales of more than 15%. The Registrant does not anticipate any single customer accounted for an appreciably larger percentage of gross sales in the next 12 months.

Patents
-------

     The Company is licensee to the following technologies for which a patent application is pending or a patent has been issued by the U.S. Office of Patents and Trademarks.

     1. U.S. Patent Application "Improved Apparatus and Method for the Remediation of Particulate Material and Toxic Pollutants Transported in Flue Gas" -- Docket No. 7455

     2. U.S. Patent No. 5,795,549 [August 18, 1998] "Method and Apparatus for Remediation of Toxic Flue Gases"

     Although a patent has a statutory presumption of validity in the U.S., the issuance of a patent is not conclusive as to its validity, nor as to the enforcement scope of the claims contained therein. The Company intends to, but has not as of the date of this report, applied for patent protection in other countries. The Company intends to vigorously police its patents underlying its licensed technology and there can be no assurance that such patents will not be infringed upon or modified by others. The Company has not retained intellectual property counsel to render an opinion regarding the Improved Apparatus or the Apparatus as to whether the Company is infringing on the intellectual property rights of others. However, Messrs. Steinke, Chrobak and Hood utilized intellectual property counsel in preparing and filing the patent applications and in that regard, the Company believes its licensed technologies are not the intellectual property rights of others or are already in the public domain.

Research and Development
------------------------

     During its fiscal years ended June 30, 1998 and 1997, the Company did not spend any significant amounts on research and development activities wherein the cost of such activities would have been borne directly by its customers. Further, during its fiscal year ended June 30, 1999, the Company does not expect to make any significant expenditures for research and development activities to the extent that the cost of such expenditures would be borne by its customers.

Government Regulation
---------------------

     In the United States, the Clean Air Act ("CAA") is the principal federal law addressing air pollution issues. Each state also has its own environmental standards which must be met. The states statutes are often based on what level of pollutants may be emitted into the environment under the CAA. Since its passage in 1963, the CAA has served as the basis for federal regulation and the primary driving force for the state regulations directed toward controlling air pollution. The CAA has gone through five amendment cycles, the latest in 1990. Each cycle has resulted in expanding jurisdiction and more stringent and detailed regulations. The current CAA covers five major topical areas: attainment of national ambient air quality standards, regulation of mobile sources, control of hazardous air pollutant emissions, reduction of acid rain, and prevention of global warming/ozone depletion. Other countries have similar statutes governing the amount of pollutants which can be emitted.

     Based on the CAA, regulations on the state and federal level have been designed to require that entities that produce pollutants reduce or eliminate the amount of pollutants released into the environment. Because of these statutes and regulations, a large industry has been created to produce pollution control devices. These devices have been extremely costly and the costs have been increasing as the regulations tighten the amount of pollutants which may be released. It is the Company's belief that, as government regulations relating to air pollution control increase or become more restrictive, such increases or restrictions would generally have a positive effect on the Company's air pollution control and related business activities.

     When required by local regulatory authorities, the Company may need to obtain applicable construction permits with respect to the installation of air pollution control systems.

Employees
---------

     The Company has 3 full time and no part time employees at its executive office in Boulder City, Nevada.

     Fabric Filters currently has 5 full time and no part time employees. All employees are employees at will.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Cautionary Statement Regarding Forward-looking Statements
---------------------------------------------------------

     This report may contain "forward-looking" statements. The Company is including this cautionary statement for the express purpose of availing itself of the protections of the safe harbor provided by the Private Securities Litigation Reform Act of 1995 with respect to all such forward-looking statements. Examples of forward-looking statements include, but are not limited to: (a) projections of revenues, capital expenditures, growth, prospects, dividends, capital structure and other financial matters; (b) statements of plans and objectives of the Company or its management or Board of Directors; (c) statements of future economic performance; (d) statements of assumptions underlying other statements and statements about the Company and its business relating to the future; and (e) any statements using the words "anticipate," "expect," "may," "project," "intend" or similar expressions.

Year 2000 Disclosure
--------------------

     The Company is working to resolve the potential impact of the year 2000 on the ability of the Company's computerized information systems to accurately process information that may be date-sensitive. Any of the Company's programs that recognize a date using "00" as the year 1900 rather than the year 2000 could result in errors or system failures. The Company has not completed its assessment, but currently believes that costs of addressing this issue will not have a material adverse impact on the Company's financial position. However, if the Company and third parties upon which it relies are unable to address this issue in a timely manner, it could result in a material financial risk to the Company. In order to assure that this does not occur, the Company plans to devote all resources required to resolve any significant year 2000 issues in a timely manner.

     Fabric Filters, the Company's operating subsidiary, has completely upgraded its computer systems as of February 1999. In addition, Fabric Filters has a maintenance agreement with Computer Products, a Portland, Oregon firm, under which agreement all of Fabric Filters' software is being maintained with the manufacturer's suggested updates and patches as such updates and patches become available, after appropriate testing. The Company believes that at this time it has no other operations or current equipment which might be affected by the Y2K computer glitch, but intends to continue Fabric Filters' current testing and maintenance programs through June 2000.

     The Company has made inquiries to its outside suppliers to ascertain if such suppliers are Y2K compliant. At this time, management is satisfied that such suppliers have made or are making appropriate examinations and necessary upgrades to insure Y2K readiness. However, the Company does not depend exclusively on any one supplier, and, therefore, does not anticipate any significant interruption in materials and supplies in the event that any particular supplier experiences Y2K problems. Although the Company does not anticipate any material adverse effects, it cannot guarantee that no disruption in products or services will occur if multiple suppliers experience Y2K problems.

     The Fabric Filters computer upgrades and the maintenance agreement have been accomplished in the ordinary course of business. The Company has not experienced and does not anticipate any extraordinary expenses related to Y2K. The Company will continue to monitor its internal systems and keep in close touch with its outside suppliers to insure that its operations are not materially affected by Y2K.

     Currently, the Company does not have any contingency plans in place to deal with unanticipated Y2K disruptions if they occur. Such unanticipated disruptions could have an adverse effect on the Company's operations.

Results of Operations
---------------------

   General
   -------

     The Company's revenues are generated primarily by its business operations in Fabric Filters. For comparative purposes, the Company's unaudited statements of operations and cash flows for the nine-month period ended March 31, 1998, have been presented in the financial information included in this report, to show the financial results that may have occurred if the Company's acquisition of Fabric Filters had occurred as of July 1, 1997, the beginning of the Company's fiscal year ended June 30, 1998.

     The nine-months ended March 31, 1999 compared with nine-months ended
     --------------------------------------------------------------------
     March 31, 1998
     --------------

     Total revenues for the nine month period ended March 31, 1999 was $1,550,577 compared to $3,071,465 for the same period in 1998. Costs of sales for the nine month period ended March 31, 1999 were $974,205, or 62.8% of sales as compared to $2,583,014, or 84.1% of sales for the same period in 1998. The decrease in the cost of sales as a percent of sales for 1999 compared to 1998 is attributable to engaging in higher margin projects during the period. The decrease in the Company's sales during the nine month period in 1999 compared to 1998 can be attributed to the fact the Company pursued less projects with lower margins. Other than lack of working capital, the Company knows of no predictable events or uncertainties that may be reasonably expected to have a material impact on the net sales revenues or income from operations.

     Corporate Expense. For the nine month period ended March 31, 1999, total operating expenses were $535,657, consisting of general and administrative expenses of $519,526 and depreciation and amortization of $15,131, resulting in a profit from operations of $41,715. Total operating expenses for the same period ended March 31, 1998 were $1,364,838, consisting of general and administrative expenses of $1,348,856 and depreciation and amortization of $15,982, resulting in a loss from operations of $(876,387).

     Interest Expense. Interest expense for the nine month period ended March 31, 1999 was $33,849 compared to $11,798 for the same period in 1998. The increase in interest expense for the period in 1999 is directly attributed to an increase in corporate borrowing during the period.

     Bad Debt Expense. Bad debt expense for the nine month period ended March 31, 1999 was $18,255, a reduction from $23,614 expensed as bad debt during the same period ended March 31, 1998. However, bad debt expense as a percent of sales during the comparative periods increased to 1.2% for 1999 as opposed to
 .8% for 1998.

     The Company experienced a net loss of $(6,432) for the nine month period ended March 31, 1999 compared to a loss of $(903,376) for the same period in 1998. The basic loss per share for the nine-month period ending March 31, 1999 was $(0.003) and $(0.466) for the same period ended March 31, 1998, based on the weighted average number of shares outstanding of 2,259,268 and 1,938,936, respectively.

Liquidity and Capital Resources
-------------------------------

     During the nine month period ended March 31, 1999, the Company sold 100,000 shares of its common stock for $100,000 cash at a price of $1.00 per share. The proceeds from the sale of the shares has been utilized by the Company to fund ongoing business operations.

     At March 31, 1999, the Company had current assets of $381,134 and current liabilities of $1,007,082, for a working capital deficit of $(625,948). At March 31, 1999, the Company had cash and cash equivalents of $35,492 and net accounts receivable of $339,848. Net cash used in operations from the nine months ended March 31, 1999 was $115,399 compared to $291,152 for the same period in 1998. Cash used in operations for the nine month period ending March 31, 1999 was funded primarily by receivables and cash received from the sale of common stock.

     At March 31, 1999, the Company had net property and equipment of $58,763 after deduction of $170,498 in accumulated depreciation. The Company's property and equipment consists mainly of computer equipment($131,177), furniture and fixtures ($46,474), and engineering, office, and demonstration equipment ($36,701). At March 31, 1999, the Company has an accumulated deficit during the development stage of $(2,869,190), has a working capital deficit and limited internal financial resources. The report of the Company's auditor for its fiscal year ended June 30, 1998, contains a going concern modification as to the ability of the Company to continue. During the nine month period ending March 31, 1999, the Company has implemented measures to reduce cash outflows and increase working capital through the issuance of additional shares of common stock for cash.

     The Company is aware of its ongoing cash requirements and has implemented a cash flow plan, including continued reduction in its general and administrative expenses. Additionally, the Company has developed an overall strategy and certain financing options to meet its ongoing needs through June 30, 1999. Due to the need for working capital for Fabric Filters the Company intends to seek additional debt and/or equity financing from existing shareholders and other investment capital resources. The Company has no commitments for any additional debt or equity financing at this time and no assurance can be given that the Company will be able to obtain any such commitments. Because of the Company's limited financial resources, the Company does not anticipate expending any substantial sums for new research and development during the fiscal year ending June 30, 1999.

     Year ended June 30, 1998 compared to year ended June 30, 1997
     ---------------------------------------------------------------------

     Total revenues for the year ended June 30, 1998 was $1,133,376 compared to $15,950 for the same period in 1997. Prior to its acquisition of Fabric Filters in January 1998, the Company had limited operations and no revenue from sales. Direct costs for the year ended June 30, 1998 were $1,004,326, or 88.6% of sales, for a gross profit of $129,050.

     Corporate Expense. For fiscal 1998, total operating expenses were $1,155,131, consisting of general and administrative expenses of $1,140,789 and depreciation and amortization expenses of $14,342, resulting in a loss from operations of $1,026,081. Total expenses for fiscal 1997 were $175,505, consisting of general and administrative expenses of $173,799 and depreciation and amortization expenses of $1,706, resulting in a loss from operations of $175,505.

     Interest Income. The Company had interest income from accounts receivables of $4,052 during fiscal 1998 as opposed to $15,950 of interest income during fiscal 1997. Interest income derived in fiscal 1997 was attributable to outstanding subscription receivables for the Company's common stock during the period.

     Interest Expense. Interest expense for fiscal 1998 was $34,281 as compared to none in fiscal 1997. The increase is attributed to increased corporate borrowing by the Company during the period.

     Other Expense. Other expense for fiscal 1998 was a net $1,595,280, of which, substantially all was represented by loss on the Company's acquisition of Fabric Filters. The Company issued 250,000 shares of its common stock valued at $2.00 per share for a total valuation of $500,000. The acquisition was accounted for as a purchase. Initially goodwill of $856,350 was recorded which consisted of the excess of the purchase price over the fair value of the net tangible assets of Fabric Filters. A goodwill impairment loss was been recorded at June 30, 1998, since the Company has been unable to determine the present value of the future cash flows of Fabric Filter. Additionally, the Company has recorded an impairment loss of $678,208 at June 30, 1998, associated with the acquisition of certain mineral deposits that the Company hopes to use to develop various agricultural products.

     The Company experienced a net loss of $(2,621,361) for the year ended June 30, 1998 compared with a net loss of $(159,555) for the same period in 1997. The basic loss per share for fiscal 1998 was $(1.16) as compared to $(0.11) for fiscal 1997, based on the weighted average number of shares outstanding of 2,259,268 and 1,600,200 for the respective periods.

Liquidity and Capital Resources
-------------------------------

     In addition to the acquisition of Fabric Filters and the mineral deposits, during the fiscal year ended June 30, 1998, the Company issued 615,000 shares to certain of its officers, directors, and employees as compensation for services rendered to the Company in lieu of cash at a value of $1.00 per share for a total value of $615,000.

     The Company issued common stock for services in lieu of cash during the period to help preserve limited working capital. The Company had a working capital deficit of $(732,419) at June 30, 1998. The Company had cash of $28,027 and net accounts receivable of $244,419 at June 30, 1998. Cash used in operations for the year ended June 30, 1998 was $424,234 and $178,429 for the prior year 1997. Cash used in operations for the year ended June 30, 1998 was funded primarily by the issuance of common stock.

     Because the Company has an accumulated deficit of $(2,862,758), has a working capital deficit and limited internal financial resources, the report of the Company's auditor contains a going concern modification as to the ability of the Company to continue. During fiscal 1998, the Company began to effect measures to reduce cash outflows and increase working capital thru the increasing issuance of additional shares of common stock for services. The Company is aware of its ongoing cash requirements and has implemented a cash flow plan, including continued reduction in its general and administrative expenses. Additionally, the Company has developed an overall strategy and certain financing options to meet its ongoing need through June 30, 1999.

Impact of Inflation
-------------------

     The Company does not anticipate that inflation will have a material impact on its current or proposed operations.

Seasonality
-----------

     The Registrant's market for its pollution control systems is sufficiently diversified across climatic zones that sales and installations are not materially impacted by seasonal variations.

ITEM 3.  DESCRIPTION OF PROPERTY

Executive offices
-----------------

     The Company maintains offices in Boulder City, Nevada, at 705-B Yucca Street. The Company leases its office space from an unrelated third party for approximately $950 per month. The term of the lease is 12 months, of which the Company has approximately 7 months remaining. The Company believes its current office arrangements will be sufficient to accommodate the Company's growth for the next two years.

     Fabric Filters leases space in Clackamas, Oregon, at 15635 SE 114th Avenue, Suites 101-104. The current lease is for 12 months ending June 30, 1999, for $3273 per month. Fabric Filters has signed an Amendment to the Lease, extending the lease period for an additional 12 months and reducing its total square footage from approximately 3,000 square feet to approximately 2,500 square feet. The lease payment for the 12 months July 1, 1999 to June 30, 2000 will be $2163 per month.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth as of March 31, 1999 the name and address and the number of shares of the Company's Common Stock, par value $0.001 per share, held of record or beneficially by each person who held of record, or was known by the Company to own beneficially, more than 5% of the 2,885,532 shares of Common Stock issued and outstanding, and the name and shareholdings of each director and of all officers and directors as a group.

Principal Shareholders:
                                                                (1)
Name and Address             Number of Shares  Nature of Ownership  % of Class
----------------             ----------------  -------------------  ----------
Faith Mountain Inc.              200,000           Direct               6.93
12939 SE 246th Street
Kent, WA 98031

Roger Fleming                    212,000           Direct               7.35
3865 Silverwood Drive
Stow, OH 44224

Robert W. Hood                   178,195           Direct               6.18
15635 SE 114th Street, #102
Portland, OR 97208

Michael Steinke                  200,000           Direct               6.93
10011 North 66th Drive
Glendale, AZ 85302

Richard Steinke                  400,100           Indirect(2)         13.87
705-B Yucca Street
                         Boulder City, NV 89005

Officers and Directors:

Name and Position            Number of Shares  Nature of Ownership  % of Class
-----------------            ----------------  -------------------  ----------

Richard Steinke, President,
 C.E.O. and Director                    ----- See Table Above -----

Ping Zhang, Director              40,000           Direct               1.39

Richard Stone, Director           50,000           Direct               1.73

Hugh Sims-Hilditch, Director      50,000           Indirect(3)          1.73

David K. Griffiths, Secretary/    17,500           Direct                .63
 Treasurer

Robert W. Hood, President,
 Fabric Filters                         ----- See Table Above -----

All Officers and Directors
as a Group (6 persons)           107,500           Direct               3.73
                                 588,195           Indirect            20.38
                                 -------                               -----
                                 695,695                               24.11
                                 =======                               =====

                        [Footnotes continue on next page]

(1) All shares owned directly are owned beneficially and of record and such shareholder has sole voting, investment, and dispositive power, unless otherwise noted.

(2) Represents shares owned beneficially and of record by Gemini Funding Services Profit Sharing Account (200,050) and S103 Irrevocable Trust (200,050), of which Richard Steinke is the principal beneficiary and trustee, respectively.

(3) Represents shares owned beneficially and of record by Coronel Investments Limited, of which Hugh Sims-Hilditch is the principal owner.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The names of the Registrant's executive officers and directors and the positions held by each of them are set forth below:

Name                Age   Position                        Held Position Since
----                ---   --------                        -------------------
Richard A. Steinke   57   President, CEO and Director         July 1995
Ping Zhang           34   Director for China operations       December 1996
Richard Stone        46   Director for US operations          February 1997
Hugh Sims-Hilditch   60   Director for European operations    February 1997
David K. Griffiths   62   Secretary and Treasurer             February 1997
Robert W. Hood       59   President, Fabric Filters Air
                           Systems, Inc.                      November 1985

      The term of office of each director is one year and until his or her successor is elected at the Registrant's annual shareholders' meeting and is qualified, subject to removal by the shareholders. The term of office for each officer is for one year and until a successor is elected at the annual meeting of the board of directors and is qualified, subject to removal by the board of directors.

Biographical Information
------------------------

     Set forth below is certain biographical information with respect to each of the Registrant's officers and directors.

Richard A. Steinke currently serves as Chairman and C. E. O. and is the founder of the Company. From January 1995 to March 1999, Mr. Steinke was the CEO of American Tire Corporation [OTCBB: ATYR], a manufacturer of polyurethane "flat-free" bicycle and lawn and garden tires. Mr. Steinke was been Chairman of the Board of American Tire Corporation since its inception in January 1995. From January 1992 to December 1994, Mr. Steinke served as Chairman and C. E.
O. of Alanco Environmental Resources Inc. [NASDAQ: ALAN], a manufacturer of environmental/pollution control equipment, Salt Lake City, Utah. Mr. Steinke received a B. A. in Political Science and Economics from the University of Arizona, Tucson, Arizona in 1967.

Ping Zhang has since 1995 been employed by McWong International, Inc., an international trading and environmental consulting company, Sacramento, California, and Shanghai, China, as the director of environmental and energy division. Mr. Zhang has participated in environmental and trade missions to China sponsored by various Chinese and state of California governmental agencies. Mr. Zhang has actively promoted US-China business and trade relationships and serves as the President of the US-China Business and Trade Coalition, a California registered non-profit organization. Mr. Zhang holds degrees in Manufacturing and Industry Technology from Arizona State University and Mechanical Engineering from Shangi Jiatong University, China. From 1993 to 1995, Mr. Zhang was responsible for China operations, including market research, strategy formulation, and business development for Alanco Environmental Resources, Inc., a manufacturer of environmental/pollution control equipment. He presently resides on Shanghai, China

Richard Stone is a Senior Consultant at ABB CE Services, Technical Services Group. His duties include trouble shooting, repair and maintenance of coal pulverizers and coal combustion systems for coal fired boilers, liaison work with engineering groups for parts modifications and new product design and sales assistance of coal pulverizer parts. He holds patent number 5,265,774 on a Coal Feeder With Quick Release Clean Out Door. He is a member of the American Society of Mechanical Engineers and an Associate member of Boiler & Pressure Vessel Division. He is also on the National Board of Pressure Vessel Inspectors and a member of the Fire Tube Boiler Task Force. He has a B.S. degree in Mechanical Engineering from Fairleigh Dickinson University in 1975.

Hugh Sims-Hilditch has been in excess of the past five years the managing director Coronel Investments, Ltd., a Jersey corporation ("Coronel"), located in the United Kingdom. Coronel currently is the manager of Urathon Limited, a marketing subsidiary of American Tire Corporation, Ravenna, Ohio (OTCBB:
ATYR). After a career in the British Army, Hugh founded a company providing specialized-engineered parts and technology to the Middle East, Africa, India, Pakistan and the Far East. After selling this business in 1963 he founded a company making electrical appliances worldwide with a UK workforce of 1500. Customers included Westinghouse, Sunbeam, Hoover, Hamilton Beach and Philips.

David K. Griffiths currently serves as Secretary/Treasurer and principal accounting officer. Since 1960 Mr. Griffiths has been self-employed as an accountant/consultant for various companies in the legal and medical professions and construction, agricultural and general business sectors. Mr. Griffiths brings the Company 36 years experience in accounting, personnel management and consulting in mergers, acquisitions and accounting systems. Mr. Griffiths received a B.S. in Accounting from Arizona State University, Tempe, Arizona in 1959.

Robert W. Hood serves as President of Fabric Filters Air Systems, Inc., the Company's wholly owned subsidiary. Mr. Hood served in production, maintenance planning, purchases and quality control for 8 years for Kaiser Aluminum, Spokane, WA. Mr. Hood served as Sales Manager and Branch Manager in Portland for Burhans Sharpe, Portland, Oregon for 5 year. Mr. Hood served as Primary Salesman, President for CP Inc./AKA Fabric Filters Northwest from 1978 to 1998. Mr. Hood graduated from Eastern Washington University in 1965 with a bachelor degree in Economics. In 1966 and 1967 he did additional graduate studies.

ITEM 6. EXECUTIVE COMPENSATION

     The following tables set forth certain summary information concerning the compensation paid or accrued for each of the Registrant's last three completed fiscal years to the Registrant's or its principal subsidiaries chief executive officer and each of its other executive officers that received compensation in excess of $100,000 during such period (as determined at December 31, 1998 the end of the Registrant's last completed fiscal year):

                          SUMMARY COMPENSATION TABLE

                                                           Long Term Compensation
                                                           ----------------------

                     Annual Compensation                        Awards       Payouts
                                              Other      Restricted
Name and                                      Annual      Stock     Options  LTIP     All other
Principal Position Year  Salary     Bonus($) Compensation Awards   /SARs    Payout  Compensation
------------------ ----  ------     -------- ------------ ------   -------  ------  ------------
Richard Steinke     1998 $  -0-      -0-       -0-         -0-      -0-      -0-       -0-
President           1997 $  -0-      -0-       -0-         -0-      -0-      -0-       -0-
                    1996 $  -0-      -0-       -0-         -0-      -0-      -0-       -0-

Robert Hood         1998 $ 86,248    -0-       -0-         -0-      -0-      -0-       -0-
President, Fabric   1997 $ 65,400    -0-       -0-         -0-      -0-      -0-       -0-
Filters             1996 $ 54,400    -0-       -0-         -0-      -0-      -0-       -0-



Board Compensation

     As of March 31, 1999, the Company's directors receive no compensation for attendance at board meetings. However, board members are reimbursed for all reasonable out-of-pocket expenses incurred by them in connection with their attendance at the board meetings.

Options/SAR Grants in Last Fiscal Year

     No individual grants of stock options (whether or not in tandem with SARs), or freestanding SARs were made during the last completed fiscal year to any of the named executive officers.

Bonuses and Deferred Compensation

     There are no other compensation plans or arrangements, including payments to be received from the Company, with respect to any person named as a director, executive officer, promoter or control person above which would in any way result in payments to any such person because of his resignation, retirement, or other termination of such person's employment with the Company or its subsidiaries, or any change in control of the Company, or a change in the person's responsibilities.

Compensation Pursuant to Plans

     None.

Pension Table

     Not Applicable.

Other Compensation

     Richard Steinke has been accruing salary payments of $10,000 per month since July 1, 1998, for a total outstanding to date of $92,904.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Management and Others
---------------------------------------

     The information set forth below is provided by the Company based on what the Company believes may be material to the shareholders in light of all the circumstances of the particular case. The significance of the transactions disclosed may be evaluated by each shareholder after taking into account the relationship of the parties to the transactions and the amounts involved in the transactions.

Technology License Agreement
----------------------------

     On August 19, 1997, the Company entered into a Technology License Agreement with Richard A. Steinke and Dennis S. Chrobak. The Technology License Agreement grants the Company an exclusive license to use, sell, license, or otherwise exploit pollution systems covered by U.S. Patent No. 5,795,549 [August 18, 1998] (the "Apparatus") worldwide in exchange for a royalty. During the term of this Agreement, the Company shall pay a Royalty (the "Royalty") of (a) one and one-half percent (1.5%) of the gross sales price of any equipment manufactured directly or indirectly by the Company and sold for use with or as a part of the Technology; and (b) one-half percent (.5%) of the gross sales price on any replacement equipment manufactured directly or indirectly by the Company. All royalties payable under the Technology License Agreement will be paid to Mr. Chrobak. Mr. Steinke will not receive a royalty under the agreement so long as he is affiliated with the Company. However, due to the relationship of Mr. Steinke and Mr. Chrobak with the Company at the time the Technology License Agreement was made, the DSS License Agreement cannot be considered to have been negotiated at arm's length.

Exclusive License Agreement
---------------------------

     On May 5, 1999, the Company entered into an Exclusive License Agreement with Richard A. Steinke and Robert W. Hood, to manufacture pollution systems covered by U.S. Patent Application "Improved Apparatus and Method for the Remediation of Particulate Material and Toxic Pollutants Transported in Flue Gas" -- Docket No. 7455 (the "Improved Apparatus"). Messrs. Steinke and Hood are the inventors of the Improved Apparatus. The agreement grants the Company an exclusive license to use, sell, license, or otherwise exploit the technology worldwide in exchange for a royalty. The royalty consists of three per cent (3.0%) of the net selling price for all wholesale or retail sales of "units" of Messrs. Steinke's and Hood's inventions, that include the improvements engineered thereto, and products as are later developed as a result of the inventors' efforts, and as are sold by the Company or any sublicensee, in the United States and throughout the world. The agreement is subject to minimum sales provisions of 30 units in the first year, increasing to 120 units by year five and for the remainder of the term. Due to the relationship of Mr. Steinke and Mr. Hood with the Company at the time the agreement was made, the Exclusive License Agreement cannot be considered to have been negotiated at arm's length.

Representation Agreement
------------------------

     On April 21, 1996, the Company entered into a Representation Agreement with M.W. McWong International, Inc.("McWong"), appointing McWong as its exclusive representative for the sale of AEC Pollution Control Systems and related spare parts and supplies/consumables in China. Ping Zhang, a director of the Company, is the principal of McWong, a pollution systems marketing firm located in Shanghai, China. The agreement calls for the payment of a commission on sales based on an agreed-upon fixed price for the Company's products to McWong, with an equal division of profits, if any, beyond the commission. The term of the agreement is ongoing, terminable by either party on 120 day notice. Because of the relationship of Mr. Zhang with the Company at the time the agreement was made, the Representation Agreement cannot be considered to have been negotiated at arms length.

Loans from officers and shareholders
------------------------------------

     At March 31, 1999, the Company had a loan outstanding to an officer of the Company, in the amount of $116,324, represented by a Note payable with interest at 8.5% per annum, principal plus accrued interest due June 30,1999 unsecured.

     At March 31, 1999, the Company has a loan outstanding to a shareholder of the Company, in the amount of $20,000, represented by a Note payable, non-interest bearing, due on demand, unsecured.

ITEM 8. DESCRIPTION OF SECURITIES

Common Stock
------------

     The Company's Articles of Incorporation authorize 24,000,000 shares of Common Stock, $0.001 par value per share. At March 31, 1999, the Company had issued and outstanding 2,885,532 shares of Common Stock. The shares of Common Stock have no preemptive or other subscription rights, have no conversion rights, and are not subject to redemption. No personal liability attaches to the ownership of the Common Stock and the holders of Common Stock are not entitled to cumulative voting rights.

Preferred Stock
---------------

     The Company's Articles of Incorporation authorize 1,000,000 shares of Preferred Stock, $0.001 par value per share (the "Preferred Stock"). The authority to issue the Preferred Stock is vested in the Board of Directors, which has authority to fix and determine the powers, qualifications, limitations, restrictions, designations, rights, preferences, or other variations of each class or series within each class which the Company is authorized to issue. The above described authority of the Board of Directors to fix and determine may be exercised by corporate resolution from time to time as the Board of Directors sees fit. No shares of Preferred Stock have been issued to date.

                                    PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

     The Company began trading in September 1997. At May 31, 1999, the Company's common stock was quoted on the NASD's OTC Bulletin Board under the symbol "AEVC". The table below sets forth, for the respective periods indicated, the prices of the Company's common stock in the over-the-counter market as reported by the NASD's OTC Bulletin Board. The bid prices represent inter-dealer quotations, without adjustments for retail markups, markdowns or commissions and may not necessarily represent actual transactions.

Fiscal Year Ended June 30, 1998          High Bid         Low Bid
-------------------------------          --------         --------

First Quarter                            $2.13            $1.00
Second Quarter                           $2.50            $1.50
Third Quarter                            $2.50            $1.25
Fourth Quarter                           $2.38            $1.13

Fiscal Year Ended June 30, 1999          High Bid         Low Bid
-------------------------------          --------         --------

First Quarter                            $1.40            $0.63
Second Quarter                           $1.40            $0.63
Third Quarter                            $1.50            $0.63
Fourth Quarter                           $0.88            $0.56

     As of May 31, 1999 there were approximately 100 shareholders of record of the Company's common stock and the reported bid or asked prices for the Company's common stock was $0.70 and $0.70 respectively.

     As of March 31, 1999, the Company had issued and outstanding 2,885,532 shares of common stock.

Dividend Policy
---------------

     The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and reinvest future earnings, if any, to finance its operations.

Transfer Agent
--------------

     The transfer agent for the Company's common stock is Interwest Transfer Co., Inc., P. O. Box 17136, Salt Lake City, UT 84117.

ITEM 2.  LEGAL PROCEEDINGS

     The Company and Fabric Filters are named defendants in a lawsuit titled "The Lynch Company, Inc. v. Fabric Filters Air Systems, Inc. and American Environmental Corporation, CV98-07-223", filed in Clackamas County Circuit Court, State of Oregon, in August 1998. The Plaintiff is seeking $98,805, with interest, for goods and materials fabricated, sold and delivered to Fabric Filters for baghouses and supports in connection with the

Hollinger/Port of Longview project. The amount in question represents the invoiced amounts not paid by Fabric Filters in connection with that project. In January 1999, the Company paid the Plaintiff $50,000 towards the amount in question and still owes the Plaintiff approximately $56,000, including interest.

     Fabric Filters is named as a defendant and is subject to a Writ of Garnishment filed April 13, 1999, in connection with a unsatisfied judgment entered April 21, 1998, by Austin-Mac, Inc., a co-defendant in an action filed by Yanke Machine Shop in the Superior Court of Washington for Cowlitz County, Case Number 992004109. The total amount outstanding at April 21, 1999, including interest and attorney fees was $108,619.41. An Amended Judgment filed May 19, 1999 added $319.78 in legal fees incurred by Austin-Mac, Inc. to the previous total in connection with a judgment against Hollinger Construction, Inc., a garnishee defendant, for $26,358.74. This amount, when received by Austin-Mac, Inc. from Hollinger Construction, Inc., should reduce Fabric Filters' outstanding balance to approximately $82,580.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

      The Registrant has not changed nor had any disagreements with its independent certified accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     In January 1999, the Company sold 100,000 shares of its common stock at a purchase price of $1.00 per share for aggregate offering proceeds of $100,000. The offering was made under the securities laws of the state of New York and is believed by the Company to be exempt from registration under federal law pursuant to Section 3(b) of the Securities Act of 1933, as amended (the "Act"), and Rule 504 of Regulation D, promulgated under the Act. The shares of common stock were offered by the Company's officers and directors exclusively to residents of the state of New York. No commissions were paid in connection with the offer and sale of the shares. All purchasers were provided with an offering prospectus containing the type of information regarding the Company specified under Rule 502(b)(2) of Regulation D.

     In June 1998, the Company and NatureNu entered into negotiations for a Purchase Contract wherein the Company received the right to extract up to 5,500 tons of surface minerals from certain placer mining claims located in Esmeralda County, Nevada. As part of the consideration for the extraction rights the Company issued 320,332 shares of the Company's restricted common stock valued at $2.12 per share in satisfaction of certain indebtedness and financial obligations of NatureNu. The securities issued in the foregoing transaction were issued in reliance on the exemption from registration and prospectus delivery requirements of the Act set forth in Section 3(b) and/or
Section 4(2) of the Securities Act and the regulations promulgated thereunder.

     In January 1998, the Company issued 250,000 shares of its common stock to the shareholders of Fabric Filters in connection with the acquisition of Fabric Filters. The shares issued to the shareholders of Fabric Filters were not registered under the Act and are "restricted securities" as that term is defined in the Act. The shares were issued in reliance on the exemption from such registration requirements provided by Section 4(2) of the Act. Each shareholder of Fabric Filters provided the Company with such information necessary to establish that such shareholders were financially sophisticated so as to be deemed "accredited investors" as that term is defined under
Section 2(a)(15)of the Act.

     In November 1997, the Company issued 615,000 shares of its common stock to certain of its officers, directors, employees, existing shareholders, and creditors as compensation for consulting, design, legal and/or contracted labor services such persons had provided the Company during the previous year. The issuance of the shares was valued at $1.00 per share for a total value of $615,000.

     In March 1997, the Company issued 5,000 shares of its common stock to an officer, director, and employee of the Company as compensation for bookkeeping services the individual had provided to the Company prior to the issuance.
The issuance of the shares was valued at $1.00 per share for a total value of $5,000.

     In March 1997, the Company sold 272,500 shares of its restricted common stock at a purchase price of $1.00 per share to certain of its existing shareholders in a private placement for aggregate offering proceeds of $272,500.

     The securities issued in the foregoing transactions were issued in reliance on the exemption from registration and prospectus delivery requirements of the Act set forth in Section 3(b) and/or Section 4(2) of the Securities Act and the regulations promulgated thereunder.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 78.751 of the Nevada Revised Statutes confers on a director or officer an absolute right to indemnification for expenses, including attorneys' fees, actually and reasonably incurred by him to the extent he is successful on the merits or otherwise in defense of any action, suit, or proceeding. This section also entitles a director or officer to partial indemnification against expenses to the extent that he has been successful in defending any claim, issue, or matter asserted in such proceeding. The Nevada indemnification section further permits the corporation to indemnify officers and directors in circumstances where indemnification is not mandated by the statute and certain statutory standards are satisfied. The Nevada statute expressly makes indemnification contingent upon a determination that indemnification is proper in the circumstances. Such determination must be made by the board of directors, the shareholders, or independent legal counsel. Nevada law also permits a corporation, in its articles of incorporation, bylaws, or an agreement, to pay attorneys' fees and other litigation expenses on behalf of a corporate official in advance of the final disposition of the action upon receipt of an undertaking by or on behalf of the corporate official to repay such expenses to the corporation if it is ultimately determined that he is not entitled to be indemnified by the corporation. The corporation may also purchase and maintain insurance to provide indemnification. The Nevada statute also provides that indemnification authorized by the statute is not exclusive of, but is in addition to, indemnification rights granted under a corporation's articles of incorporation, an agreement, or pursuant to a vote of shareholders or disinterested directors.

     The foregoing discussion of indemnification merely summarizes certain aspects of indemnification provisions and is limited by reference to Section
78.751 of the Nevada Revised Statues.

     The Company's articles of incorporation and bylaws do not contain specific provisions relating to indemnification of directors, officers, employees, and/or agents of the Company. However, it is anticipated that the Company will indemnify its officers and directors to the full extent permitted by the above referenced statute. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by the Company is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                PART F/S
               FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     The Company's consolidated balance sheets of American Environmental Corporation and Subsidiaries as of June 30, 1998 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended June 30, 1998 and 1997, have been examined to the extent indicated in their reports by Jones, Jensen & Company, independent certified accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein.

     The unaudited consolidated balance sheet of the Company as of March 31, 1999, the related unaudited consolidated statements of operations and cash flows for the nine month periods ended March 31,1999 and 1998; and the unaudited consolidated statement of stockholders' equity for the period from June 30, 1996 through March 31, 1999 are attached here to and incorporated herein by this reference. The unaudited financial statements have been prepared in accordance with provisions relating to interim financial statements under Regulation S-B and, therefore, do not include all information and footnotes necessary for a complete presentation of the financial position, results of operations, stockholders' equity and cash flows in conformity with generally accepted accounting principles. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included and all such adjustments are of a normal recurring nature.

                 AMERICAN ENVIRONMENTAL CORPORATION AND SUBSIDIARY
                           Consolidated Balance Sheet

                                    ASSETS
                                                                   Unaudited
                                                                    March 31,
                                                                      1999
                                                                  -----------
CURRENT ASSETS
 Cash                                                             $    35,492
 Accounts receivable, net (Note 1)                                    339,848
 Accounts receivable, related party (Note 5)                            3,825
 Prepaid expenses                                                       1,969
                                                                  -----------
      Total Current Assets                                            381,134

PROPERTY AND EQUIPMENT (Net) (Notes 1 and 2)                           58,763
                                                                  -----------
OTHER ASSETS

 Cash surrender value of life insurance                                26,142
 Mineral deposits (Notes 1 and 10)                                    177,788
 Patents (Note 3)                                                      26,226
 Deposits                                                               1,225
                                                                  -----------
      Total Other Assets                                              231,381
                                                                  -----------
      TOTAL ASSETS                                                $   671,278
                                                                  ===========



























The accompanying notes are an integral part of these consolidated financial statements.

               AMERICAN ENVIRONMENTAL CORPORATION AND SUBSIDIARY
                    Consolidated Balance Sheet (Continued)


               LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                                   Unaudited
                                                                    March 31,
                                                                      1999
                                                                  -----------
CURRENT LIABILITIES

 Accounts payable                                                 $   370,624
 Accounts payable, related party (Note 5)                             107,384
 Accrued expenses                                                      25,751
 Billings in excess of costs (Notes 1 and 9)                         102,838
 Notes payable, related party (Note 8)                                136,324
 Notes payable, current portion (Note 6)                              264,161
                                                                  -----------
      Total Current Liabilities                                     1,007,082
                                                                  -----------
LONG-TERM DEBT (Note 6)                                                65,305
                                                                  -----------
      Total Liabilities                                             1,072,387
                                                                  -----------
COMMITMENTS AND CONTINGENCIES (Note 4)

STOCKHOLDERS' EQUITY (DEFICIT)

 Preferred stock: 1,000,000 shares authorized of
   $0.001 par value, -0- shares issued and outstanding
 Common stock: 24,000,000 shares authorized of
   $0.001 par value, 2,885,532 shares issued and outstanding            2,886
 Additional paid-in capital                                         2,465,195
 Accumulated deficit                                               (2,869,190)
                                                                  -----------

      Total Stockholders' Equity (Deficit)                           (401,109)
                                                                  -----------

      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)        $   671,278
                                                                  ===========














The accompanying notes are an integral part of these consolidated financial statements.

               AMERICAN ENVIRONMENTAL CORPORATION AND SUBSIDIARY
                    Consolidated Statements of Operations
                                                            Unaudited
                                                   For the Nine Months Ended
                                                             March 31
                                                        1998         1999
                                                    -----------   -----------
REVENUES

 Net sales                                          $ 3,071,465   $ 1,550,577
 Cost of goods sold                                   2,583,014       974,205
                                                    -----------   -----------
      Gross Profit                                      488,451       576,372
                                                    -----------   -----------
EXPENSES

 General and administrative                           1,348,856       519,525
 Depreciation and amortization                           15,982        15,131
                                                    -----------   -----------
      Total Expenses                                  1,364,838       535,656
                                                    -----------   -----------
      Profit From Operations                           (876,387)       41,715
                                                    -----------   -----------
OTHER INCOME (EXPENSE)

 Rental  income                                               -         3,825
 Interest income                                          3,374           132
 Miscellaneous income                                     2,068             -
 Interest expense                                       (11,798)      (33,849)
 Gain on asset disposition                                2,981             -

 Bad debt expense                                       (23,614)      (18,255)
                                                    -----------   -----------
      Total Other Income (Expense)                      (26,989)      (48,147)
                                                    -----------   -----------
LOSS BEFORE PROVISION FOR INCOME TAXES                 (903,376)       (6,432)
                                                    -----------   -----------
Provision for income taxes                                    -             -
                                                    -----------   -----------
NET LOSS                                            $  (903,376)  $    (6,432)
                                                    ===========   ===========
BASIC LOSS PER SHARE                                $    (0.466)  $     (.003)
                                                    ===========   ===========
WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING                                         1,938,936     2,259,268
                                                    ===========   ===========
FULLY DILUTED LOSS PER SHARE                        $    (0.466)  $    (0.003)
                                                    ===========   ===========
FULLY DILUTED WEIGHTED AVERAGE NUMBER OF
  SHARES OUTSTANDING                                  1,938,936     2,259,268
                                                    ===========   ===========





The accompanying notes are an integral part of these consolidated financial statements.

               AMERICAN ENVIRONMENTAL CORPORATION AND SUBSIDIARY
           Statements of Stockholders' Equity (Deficit)

                                                                      Additional
                                              Common Stock              Paid-in     Subscription   Accumulated
                                          Shares           Amount       Capital      Receivable      Deficit
                                        ------------   ------------  ------------   ------------   ------------
Balance, June 30, 1996                     1,322,700   $      1,323  $    322,177   $   (178,500)  $    (81,842)

Issuance of common stock for cash at
 $1.00 per share                             272,500            272       272,228              -              -

Issuance of common stock for services
 rendered at $1.00 per share                   5,000              5         4,995              -              -

Stock offering costs                               -              -       (26,128)             -              -

Net loss for the year ended
 June 30, 1997                                     -              -             -              -       (159,555)
                                        ------------   ------------  ------------   ------------   ------------

Balance, June 30, 1997                     1,600,200          1,600       573,272       (178,500)      (241,397)

Issuance of common stock to acquire
 Fabric Filters Air Systems, Inc. at
 $2.00 per share                             250,000            250       499,750              -              -

Issuance of common stock for services
 rendered at $1.00 per share                 615,000            615       614,385              -              -

Issuance of common stock to acquire
 mineral deposits at $2.12 per share         320,332            321       677,888              -              -

Subscription receivable collected                  -              -             -        178,500              -

Net loss for the year ended
 June 30, 1998                                     -              -             -              -     (2,621,361)
                                        ------------   ------------  ------------   ------------   ------------

Balance, June 30, 1998                     2,785,532          2,786     2,365,285              -     (2,862,758)

Issuance of common stock for cash
 at $1.00 per share (Unaudited)              100,000            100        99,900              -              -

Net loss for the nine months ended
 March 31, 1999 (Unaudited)                       -               -             -              -         (6,432)
                                        ------------   ------------  ------------   ------------   ------------

Balance March 31, 1999 (Unaudited)         2,885,532   $      2,886  $  2,465,185   $          -   $ (2,869,190)
                                        ============   ============  ============   ============   ============





The accompanying notes are an integral part of these consolidated financial statements.

               AMERICAN ENVIRONMENTAL CORPORATION AND SUBSIDIARY
                    Consolidated Statements of Cash Flows

                                                          Unaudited
                                                     For the nine months
                                                       Ended March 31,
                                                    1998             1999
CASH FLOWS FROM OPERATING ACTIVITIES            ------------     ------------

 Net loss                                       $   (903,376)    $     (6,432)
 Adjustments to reconcile net loss to
  net cash used by operating activities:
   Depreciation and amortization                      15,982           15,131
   Stock issued for services                         615,000                -
   Bad debt expense                                   23,614           18,255
 Changes in assets and liabilities:
  (Increase) decrease in accounts receivable         436,334          (95,429)
  (Increase) decrease in accounts receivable -
    related party                                    (64,910)           1,275
  (Increase) decrease in inventory                    22,888                -
  (Increase) decrease in prepaid expenses
   and deposits                                       15,497              118
  Increase (decrease) in accounts payable            (92,824)        (101,864)
  Increase (decrease) in accounts payable -
   related party                                      (7,500)          81,700
  Increase (decrease) in billings in excess
   of costs                                         (329,113)           9,133
  Increase (decrease) in line of credit               (5,741)               -
  Increase (decrease) in accrued expenses            (17,003)         (37,286)
                                               -------------     ------------
   Net Cash Used by Operating Activities            (291,152)        (115,399)
                                               -------------     ------------

CASH FLOWS FROM INVESTING ACTIVITIES

 Cash received in purchase of subsidiary              97,262                -
 Purchase of fixed assets                            (37,943)         (10,422)
 Purchase of mineral deposits                       (100,000)          (1,738)
 Patent costs                                        (18,680)             316
                                               -------------     ------------

   Net Cash Used by Investing Activities             (59,361)         (11,844)
                                               -------------     ------------

CASH FLOWS FROM FINANCING ACTIVITIES

 Cash received from notes payable                     20,000           24,000
 Cash received from notes payable - related party     88,904           15,349
 Collection of subscription receivable               178,500                -
 Payments on notes payable                            (6,032)          (4,641)
 Payments on notes payable - related party           (12,007)               -
 Issuance of common stock for cash                         -          100,000
                                               -------------     ------------
   Net Cash Provided by Financing Activities   $     269,365     $    134,708
                                               -------------     ------------

The accompanying notes are an integral part of these consolidated financial statements.

               AMERICAN ENVIRONMENTAL CORPORATION AND SUBSIDIARY
               Consolidated Statements of Cash Flows (Continued)

                                                          Unaudited
                                                     For the nine months
                                                       Ended March 31,
                                                    1998             1999
                                               -------------     ------------
NET INCREASE (DECREASE) IN CASH                $     (81,148)    $      7,465
CASH AT BEGINNING OF PERIOD                           92,608           28,027
                                               -------------     ------------

CASH AT END OF PERIOD                          $      11,460     $     35,492
                                               =============     ============

SUPPLEMENTAL CASH FLOW INFORMATION

CASH PAID FOR:

 Interest                                      $       3,374     $          -
 Income taxes                                  $           -     $          -

NON-CASH FINANCING ACTIVITIES:

 Stock issued for services                     $     615,000     $          -
 Stock issued for acquisition of subsidiary    $     500,000     $          -
 Stock issued for mineral deposits             $           -     $          -



The accompanying notes are an integral part of these consolidated financial statements.

             AMERICAN ENVIRONMENTAL CORPORATION AND SUBSIDIARY
               Notes to the Consolidated Financial Statements
                               March 31, 1999


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Organization

American Environmental Corporation (the "Company") was organized under the laws of the State of Nevada on July 28, 1995 to take advantage of existing proprietary and non-proprietary technology available for removal of sulphur dioxide. The Company had limited operations since its organization and was classified as a "development stage" company until the acquisition of Fabric Filters Air Systems, Inc. (FFI) on January 2, 1998.

FFI was incorporated in January 1978 under the laws of the State of Oregon. FFI was organized to operate as a manufacturer of pollution control equipment. FFI is currently in the business of the design and installation of "bag houses" (air filter systems).

The Company acquired FFI on January 2, 1998 by issuing 250,000 shares of its common stock valued at $500,000 in exchange for all the issued and outstanding common stock of FFI. The acquisition was accounted for as a purchase. Initially, goodwill of $856,350 was recorded which consisted of the excess of the purchase price over the fair value of the net tangible assets of FFI. An impairment loss of $856,350 was recorded, however, for the year ended June 30, 1998, since the Company was unable to determine the present value of the future cash flows of the purchased subsidiary. Activity from the date of acquisition to June 30, 1998 was included in the consolidated statement of operations for the year ended June 30, 1998.

For comparative purposes, the Company's unaudited statements of operations and cash flows for the nine month period ending March 31, 1998 have been presented to show the financial results that may have occurred had FFI been acquired as of July 1, 1997.

b. Accounting Methods

The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a June 30 year end.

c. Cash and Cash Equivalents

Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

d. Basic Loss Per Share

The computations of basic loss per share of common stock are based on the weighted average number of common shares outstanding during the period of the consolidated financial statements.

e. Property and Equipment

Property and equipment are recorded at cost. Major additions and improvements are capitalized. The cost and related accumulated depreciation of equipment retired or sold are removed from the accounts and any differences between the undepreciated amounts and the proceeds from the sale are recorded as gain or loss on sale of equipment. Depreciation is computed using the straight-line method over a period of five to ten years.

                AMERICAN ENVIRONMENTAL CORPORATION AND SUBSIDIARY
                  Notes to the Consolidated Financial Statements
                                 March  31, 1999


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f. Accounts Receivable

Accounts receivable are shown net of the allowance for doubtful accounts of $54,000.

g. Provision for Taxes

At March 31, 1999, the Company has net operating loss carryforwards of approximately $2,800,000 that may be offset against future taxable income through 2013. No tax benefit has been reported in the consolidated financial statements because the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amount.

h. Principles of Consolidation

The consolidated financial statements include those of American Environmental Corporation and its wholly-owned subsidiary, Fabric Filters Air Systems, Inc. All material intercompany accounts and transactions have been eliminated.

i. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

j. Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

k. Change in Accounting Principle

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share" during the year ended June 30, 1998. In accordance with SFAS No. 128, diluted earnings per share must be calculated when an entity has convertible securities, warrants, options, and other securities that represent potential common shares. The purpose of calculating diluted earnings (loss) per share is to show (on a pro forma basis) per share earnings or losses assuming the exercise or conversion of all securities that are exercisable or convertible into common stock and that would either dilute or not affect basic EPS. SFAS No. 128 is effective for fiscal years ending after December 15, 1997. As permitted by SFAS No. 128, the Company has retroactively applied the provisions of this new standard by showing the fully diluted loss per common share for all years presented.

               AMERICAN ENVIRONMENTAL CORPORATION AND SUBSIDIARY
                Notes to the Consolidated Financial Statements
                             March 31, 1999


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

l. Concentrations of Risk

Credit losses, if any, have been provided for in the consolidated financial statements and are based on managements expectations. The Company's accounts receivable are subject to potential concentrations of credit risk. The Company does not believe that it is subject to any unusual, or significant risks in the normal course of its business.

m. Mineral Deposits

Costs of acquiring the mineral deposits have been capitalized. Costs to maintain the mineral deposits and leases are expensed as incurred. As the mineral deposits are extracted and sold, the related capitalized costs will be amortized, using the units of production method or the basis of periodic estimates of the mineral deposits. Mineral deposits are assessed at least annually to determine if they have been impaired or should be abandoned based on other economic factors. The assessment is based on the Company's evaluation of the deposits future expectation of profitability. Should the deposits be impaired or abandoned, its capitalized costs will be charged to operations.

n. Accounting Basis for Recording Income

The Company records profits or losses on its installation contracts on the completed contract method of accounting. Under this method, billings and costs are accumulated during the period of installation, but no profits are recorded before the completion of the work. Provisions for estimated losses on uncompleted contracts are made at the time such losses are determined. Operating expenses, including indirect costs and administrative expenses, are charged as incurred to periodic income and not allocated to contract costs.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                                           March 31,
                                                             1999
                                                         ------------
     Computer equipment                                  $    131,177
     Furniture and fixtures                                    46,474
     Vehicles                                                  11,409
     Leasehold improvements                                     3,500
     Engineering equipment                                     17,610
     Office equipment                                           8,821
     Demonstration equipment                                   10,270
                                                         ------------

     Subtotal                                                 229,261
     Accumulated depreciation                                (170,498)
                                                         ------------

     Net property and equipment                          $     58,763
                                                         ============

Depreciation expense for the nine months ended March 31, 1999 was $15,131.

              AMERICAN ENVIRONMENTAL CORPORATION AND SUBSIDIARY
                Notes to the Consolidated Financial Statements
                               March 31, 1999

NOTE 3 - PATENTS

The patent costs that have been capitalized relate to legal fees incurred to develop and secure the Company's patents. The patents are recorded at cost and are being amortized using the straight-line method over a period of seven years once the patents have been issued.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

At March 31, 1999, the Company has two separate operating leases for office space that expire June 1999. The combined monthly rental payment is $2,900.

Minimum future lease payments on the leases as of March 31, 1999 are as follows:

                Year Ended
                 June 30,                             Amount
              -------------                        -------------
                  1999                             $       8,700
                  2000                                      -
                  2001                                      -
                  2002                                      -
                  2003                                      -
                  2004 and thereafter                       -
                                                   -------------
                              Total                $       8,700
                                                   =============

NOTE 5 - RELATED PARTY TRANSACTIONS

As of March 31, 1999, the Company owed $107,384 to certain of its officers and shareholders. The amounts are unsecured and are payable on demand.

As of March 31, 1999, the Company was owed $3,825 from a related party. The amount is unsecured and non-interest bearing.

               AMERICAN ENVIRONMENTAL CORPORATION AND SUBSIDIARY
                Notes to the Consolidated Financial Statements
                             March 31, 1999

NOTE 6 - NOTES PAYABLE

Notes payable consists of the following:
                                                                   March 31,
                                                                     1999
                                                                  ----------
Note payable to a corporation, principal (effective rate
of 73% per annum) due August 12,1998, secured by 200,000
shares of common stock. At the option of the lender, the
debt is convertible into common stock at a rate of one
share for every $0.50 of principal.                               $  250,000

Loan payable to Great-West Insurance Company, interest at
8.0% due from July 1, 1998 until paid.  Cash value in insurance
policy is held as collateral                                          24,000

Note payable to a bank, interest at 10.5% per annum, principal and interest payments of $1,745 due monthly, secured by
assets of the Company, matures in August 2002.                        55,466
                                                                  ----------
Total Notes Payable                                                  329,466

Less: Current Portion                                               (264,161)
                                                                  ----------
Long-Term Notes Payable                                           $   65,305
                                                                  ==========

The aggregate principal maturities of notes payable are as follows:

                 Year Ended
                  June 30,                    Amount
                 ----------                 ----------
                    1999                    $  273,776
                    2000                        15,722
                    2001                        17,455
                    2002                        19,378
                    2003                         3,135
                    2004 and thereafter           -
                                            ----------
                    Total                   $  329,466
                                            ==========

                AMERICAN ENVIRONMENTAL CORPORATION AND SUBSIDIARY
                 Notes to the Consolidated Financial Statements
                                March 31, 1999

NOTE 7 - GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to generate revenue through the sales of its air pollution systems to remove toxic flue gases. In the opinion of management, sales of the Company's products will be sufficient to fund the Company's operating expenses and capital requirements for at least the next twelve months. However, the outcome of these events is currently uncertain.

NOTE 8 - NOTES PAYABLE - RELATED PARTY

Notes payable - related parties consists of the following:
                                                                  March 31,
                                                                    1999
                                                               ------------
Notes payable to an officer of the Company, interest at 8.5%
per annum, principal plus accrued interest due June 30,1999
unsecured.                                                     $    116,324

Note payable to a shareholder, non-interest bearing,
due on demand, unsecured.                                            20,000
                                                               ------------

Total Notes Payable - Related                                       136,324

Less: Current Portion                                              (136,324)
                                                               ------------
Long-Term Notes Payable - Related Party                        $          -
                                                               ============

The aggregate principle maturities of notes payable - related party are as follows:
                  Year Ended
                   June 30,                                       Amount
                 ------------                                  ------------
                     1999                                      $    136,324
                     2000                                              -
                     2001                                              -
                     2002                                              -
                     2003                                              -
                     2004 and thereafter                               -
                                                               ------------
                     Total                                     $    136,324
                                                               ============

               AMERICAN ENVIRONMENTAL CORPORATION AND SUBSIDIARY
                Notes to the Consolidated Financial Statements
                                March 31, 1999

NOTE 9 - CONTRACTS IN PROCESS

Contracts in process consists of the following:
                                                                   March 31,
                                                                     1999
                                                                  ----------

Billings on uncompleted contracts                                 $  400,721

Less: costs on uncompleted contracts                                (297,883)
                                                                  ----------

Billings in excess of costs on uncompleted contracts              $  102,838
                                                                  ==========

NOTE 10 - MINERAL DEPOSITS

In June 1998, the Company purchased mineral deposits (seasoil) for $140,000 cash and issued 320,332 shares of common stock valued at $2.12 per share. The Company expended an additional $36,050 related to acquiring the asset which has been included in the total capitalized costs. These mineral deposits are to be used to develop various cosmetic and agricultural products. An impairment loss of $678,208 was recorded in the consolidated statement of operations for the year ended June 30, 1998.

Jones, Jensen & Company, LLC
Certified Public Accountants and Consultants
50 South Main Street, Suite 1450
Salt Lake City, Utah 84144
Telephone (801) 328-4408
Facsimile (801) 328-4461

                           INDEPENDENT AUDITORS' REPORT


The Board of Directors
American Environmental Corporation and Subsidiary
Boulder City, Nevada

We have audited the accompanying consolidated balance sheet of American Environmental Corporation and Subsidiary as of June 30, 1998, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended June 30, 1998 and 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Environmental Corporation and Subsidiary as of June 30, 1998, and the consolidated results of their operations and their cash flows and for the years ended June 30, 1998 and 1997, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 7 to the consolidated financial statements, the Company has incurred significant losses which have resulted in an accumulated deficit and a deficit in stockholders' equity, raising substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 7. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Jones, Jensen & Company
Salt Lake City, Utah
April 8, 1999

               AMERICAN ENVIRONMENTAL CORPORATION AND SUBSIDIARY
                         Consolidated Balance Sheet



                                    ASSETS
                                                                 June 30,
                                                                   1998
                                                                ----------
CURRENT ASSETS

 Cash                                                           $   28,027
 Accounts receivable, net (Note 1)                                 244,419
 Accounts receivable, related party (Note 5)                         5,100
 Prepaid expenses                                                    2,087
                                                                ----------
     Total Current Assets (Net) (Notes 1 and 2)                    279,633
                                                                ----------

PROPERTY AND EQUIPMENT (Net) (Notes 1 and 2)                        63,473
                                                                ----------

OTHER ASSETS

 Cash surrender value of life insurance                             26,142
 Mineral deposits (Notes 1 and 10)                                 176,050
 Patents (Note 3)                                                   26,542
 Deposits                                                            1,225
                                                                ----------
     Total Other Assets                                            229,959
                                                                ----------
     TOTAL ASSETS                                               $  573,065
                                                                ==========

The accompanying notes are an integral part of these consolidated financial statements.

               AMERICAN ENVIRONMENTAL CORPORATION AND SUBSIDIARY
                    Consolidated Balance Sheet (Continued)

                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                                                                 June 30,
                                                                   1998
                                                                ----------
CURRENT LIABILITIES

 Accounts payable                                               $  472,488
 Accounts payable, related party (Note 5)                           25,684
 Accrued expenses                                                   63,037
 Billings in excess of costs (Notes 1 and 10)                       93,705
 Notes payable, related party (Note 9)                             120,975
 Notes payable, current portion (Note 6)                           236,163
                                                                ----------
     Total Current Liabilities                                   1,012,052
                                                                ----------
LONG-TERM DEBT (Note 6)                                             55,690
                                                                ----------
     Total Liabilities                                           1,067,742
                                                                ----------
COMMITMENTS AND CONTINGENCIES (Note 4)

STOCKHOLDERS' EQUITY (DEFICIT)

 Preferred stock; 1,000,000 shares authorized of
 $0.001 par value, -0- shares issued and outstanding                   -
 Common stock; 24,000,000 shares authorized of
 $0.001 par value, 2,785,532 shares issued and outstanding           2,786
 Additional paid-in capital                                      2,365,295
 Accumulated deficit                                            (2,862,758)
                                                                ----------
     Total Stockholders' Equity (Deficit)                         (494,677)
                                                                ----------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)       $  573,065
                                                                ==========


The accompanying notes are an integral part of these consolidated financial statements.

               AMERICAN ENVIRONMENTAL CORPORATION AND SUBSIDIARY
                     Consolidated Statements of Operations


                                                 For the Years Ended
                                                       June 30,
                                                  1998         1997
                                               -----------  -----------
REVENUES

 Net Sales                                     $ 1,133,376  $      -
 Cost of goods sold                              1,004,326         -
                                               -----------  -----------
     Gross Profit                                  129,050         -
                                               -----------  -----------
EXPENSES

 General and administrative                      1,140,789      173,799
 Depreciation and amortization                      14,342        1,706
                                               -----------  -----------
     Total Expenses                              1,155,131      175,505
                                               -----------  -----------
     Loss From Operations                       (1,026,081)    (175,505)
                                               -----------  -----------
OTHER INCOME (EXPENSE)

 Interest income                                     4,052       15,950
 Interest expense                                  (34,281)        -
 Bad debt expense                                  (30,493)        -
 Goodwill impairment loss (Note 1)                (856,350)        -
 Impairment loss (Note 11)                        (678,208)        -
                                               -----------  -----------
     Total Other Income (Expense)              (1,595,280)      15,950
                                               -----------  -----------
LOSS BEFORE PROVISION FOR INCOME TAXES          (2,621,361)    (159,555)
                                               -----------  -----------
Provision for income taxes                            -            -
                                               -----------  -----------
NET LOSS                                       $(2,621,361)    (159,555)
                                               ===========  ===========

BASIC LOSS PER SHARE                           $     (1.16) $     (0.11)
                                               ===========  ===========

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING    2,259,268    1,600,200
                                               ===========  ===========

FULLY DILUTED LOSS PER SHARE                   $     (1.16) $     (0.11)
                                               ===========  ===========
FULLY DILUTED WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING                              2,259,268    1,600,200
                                               ===========  ===========

The accompanying notes are an integral part of these consolidated financial statements.

               AMERICAN ENVIRONMENTAL CORPORATION AND SUBSIDIARY
           Statements of Stockholders' Equity (Deficit)

                                                                      Additional
                                              Common Stock              Paid-in     Subscription   Accumulated
                                          Shares           Amount       Capital      Receivable      Deficit
                                        ------------   ------------  ------------   ------------   ------------
Balance, June 30, 1996                     1,322,700   $      1,323  $    322,177   $   (178,500)  $    (81,842)

Issuance of common stock for cash at
 $1.00 per share                             272,500            272       272,228              -              -

Issuance of common stock for services
 rendered at $1.00 per share                   5,000              5         4,995              -              -

Stock offering costs                               -              -       (26,128)             -              -

Net loss for the year ended
 June 30, 1997                                     -              -             -              -       (159,555)
                                        ------------   ------------  ------------   ------------   ------------

Balance, June 30, 1997                     1,600,200          1,600       573,272       (178,500)      (241,397)

Issuance of common stock to acquire
 Fabric Filters Air Systems, Inc. at
 $2.00 per share                             250,000            250       499,750              -              -

Issuance of common stock for services
 rendered at $1.00 per share                 615,000            615       614,385              -              -

Issuance of common stock to acquire
 mineral deposits at $2.12 per share         320,332            321       677,888              -              -

Subscription receivable collected
 (Note 8)                                          -              -             -        178,500              -

Net loss for the year ended
 June 30, 1998                                     -              -             -              -     (2,621,361)
                                        ------------   ------------  ------------   ------------   ------------

Balance, June 30, 1998                     2,785,532   $      2,786  $  2,365,295   $          -   $ (2,862,758)
                                        ============   ============  ============   ============   ============





The accompanying notes are an integral part of these consolidated financial statements.

               AMERICAN ENVIRONMENTAL CORPORATION AND SUBSIDIARY
                    Consolidated Statements of Cash Flows

                                                 For the Years Ended
                                                       June 30,
                                                 1998               1997
CASH FLOWS FROM OPERATING ACTIVITIES         -------------     --------------

 Net loss                                    $  (2,621,361)    $     (159,555)
 Adjustments to reconcile net loss to
  net cash used by operating activities:
   Depreciation and amortization                    14,342              1,706
   Stock issued for services                       615,000              5,000
   Bad debt expense                                 30,493                  -
   Impairment loss                                 678,208                  -
   Goodwill impairment loss                        856,350                  -
 Changes in assets and liabilities:
  (Increase) decrease in accounts receivable       266,363                  -
  (Increase) decrease in accounts receivable -
    related party                                   (5,100)                 -
  (Increase) decrease in inventory                  22,013                  -
  (Increase) decrease in interest receivable        15,493            (14,280)
  (Increase) decrease in prepaid expenses
   and deposits                                     22,060                570
  Increase (decrease) in accounts payable         (116,403)           (11,870)
  Increase (decrease) in accounts payable -
   related party                                    18,184                  -
  Increase (decrease) in billings in excess
   of costs                                       (234,374)                 -
  Increase (decrease) in accrued expenses           14,498                  -
                                             -------------     --------------
   Net Cash Used by Operating Activities          (424,234)          (178,429)
                                             -------------     --------------

CASH FLOWS FROM INVESTING ACTIVITIES

 Cash received in purchase of subsidiary            97,262                  -
 Purchase of fixed assets                          (37,943)           (18,571)
 Purchase of mineral deposits                     (176,050)                 -
 Patent costs                                      (13,297)           (13,245)
                                             -------------     --------------

   Net Cash Used by Investing Activities          (130,028)           (31,816)
                                             -------------     --------------

CASH FLOWS FROM FINANCING ACTIVITIES

 Payments on notes payable - related party         (20,000)                 -
 Collection of subscriptions receivable            178,500                  -
 Cash received from notes payable                  222,000                  -
 Cash received from notes payable -
  related party                                    112,904                  -
 Payments on notes payable                         (17,132)                 -
 Payments on shareholder advances                        -            (23,000)
 Issuance of common stock for cash                       -            272,500
                                             -------------     --------------
   Net Cash Provided by Financing Activities $     476,272     $      249,500
                                             -------------     --------------
The accompanying notes are an integral part of these consolidated financial statements.

               AMERICAN ENVIRONMENTAL CORPORATION AND SUBSIDIARY
               Consolidated Statements of Cash Flows (Continued)

                                                 For the Years Ended
                                                       June 30,
                                                 1998               1997
                                             -------------     --------------
NET INCREASE (DECREASE) IN CASH              $     (77,990)    $       39,255

CASH AT BEGINNING OF YEAR                          106,017             66,762
                                             -------------     --------------

CASH AT END OF YEAR                          $      28,027     $      106,017
                                             =============     ==============

SUPPLEMENTAL CASH FLOW INFORMATION

CASH PAID FOR:

 Interest                                    $       3,593     $            -
 Income taxes                                $           -     $            -

NON-CASH FINANCING ACTIVITIES:

 Stock issued for services                   $     615,000     $        5,000
 Stock issued for acquisition of subsidiary  $     500,000     $            -
 Stock issued for mineral deposits           $     678,209     $            -



The accompanying notes are an integral part of these consolidated financial statements.

               AMERICAN ENVIRONMENTAL CORPORATION AND SUBSIDIARY
                  Notes to Consolidated Financial Statements
                               June 30, 1998

NOTES 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Organization

American Environmental Corporation (the "Company") was organized under the laws of the State of Nevada on July 28, 1995 to take advantage of existing proprietary and non-proprietary technology available for removal of sulphur dioxide. The Company has had limited operations since its organization and was classified as a "development stage" company until the acquisition of Fabric Filters Air Systems, Inc. (FFI) on January 2, 1998.

FFI was incorporated in January 1978 under the laws of the State of Oregon. FFI was organized to operate as a manufacturer of pollution control equipment. FFI is currently in the business of the design and installation of "bag houses" (air filter systems).

The Company acquired FFI on January 2, 1998 by issuing 250,000 shares of its common stock valued at $500,000 in exchange for all the issued and outstanding common stock of FFI. The acquisition was accounted for as a purchase. Initially, goodwill of $856,350 was recorded which consisted of the excess of the purchase price over the fair value of the net tangible assets of FFI. An impairment loss of $856,350 has been recorded, however, for the year ended June 30, 1998, since the Company was unable to determine the present value of the future cash flows of the purchased subsidiary. Activity from the date of acquisition to June 30, 1998 has been included in the consolidated statement of operations for the year ended June 30, 1998.

b. Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. The Company has selected a June 30 year end.

c. Cash and Cash Equivalents

Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

d. Basic Loss Per Share

The computations of basic loss per share of common stock are based on the weighted average number of common shares outstanding during the period of the consolidated financial statements.

e. Property and Equipment

Property and equipment are recorded at cost. Major additions and improvements are capitalized. The cost and related accumulated depreciation of equipment retired or sold are removed from the accounts and any differences between the undepreciated amounts and proceeds from the sale are recorded as gain or loss on sale of equipment. Depreciation is computed using the straight-line method over a period of five to ten years.

f. Accounts Receivable

Accounts receivable are shown net of the allowance for doubtful accounts of $54,000.

               AMERICAN ENVIRONMENTAL CORPORATION AND SUBSIDIARY
                  Notes to Consolidated Financial Statements
                              June 30, 1998

NOTES 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

g. Provision for Taxes

At June 30, 1998, the Company has net operating loss carryforwards of approximately $2,800,000 that may be offset against future taxable income through 2013. No tax benefit has been reported in the consolidated financial statements because the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amount.

h. Principles of Consolidation

The consolidated financial statements include those American Environmental Corporation and its wholly-owned subsidiary, Fabric Filters Air Systems, Inc. All material intercompany accounts and transactions have been eliminated.

i. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

j. Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

k. Change in Accounting Principle

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share" during the year ended June 30, 1998. In accordance with SFAS No. 128, diluted earnings per share must be calculated when an entity has convertible securities, warrants, options, and other securities that represent potential common shares. The purpose of calculating diluted earnings (loss) per share is to show (on a pro forma basis) per share earnings or losses assuming the exercise or conversion of all securities that are exercisable or convertible into common stock and that would either dilute or not affect basic EPS. SFAS No. 128 is effective for fiscal years ending after December 15, 1997. As permitted by SFAS No. 128, the Company has retroactively applied the provisions of this new standard by showing the fully diluted loss per common share for all years presented.

l. Concentrations of Risk

Credit losses if any have been provided for in the consolidated financial statements and are based on managements expectations. The Company's accounts receivable are subject to potential concentrations of credit risk. The Company does not believe that it is subject to any unusual, or significant risks in the normal course of business.

               AMERICAN ENVIRONMENTAL CORPORATION AND SUBSIDIARY
                  Notes to Consolidated Financial Statements
                              June 30, 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

m. Mineral Deposits

Costs of acquiring the mineral deposits have been capitalized. Costs to maintain the mineral deposits and leases are expensed as incurred. As the mineral deposits are extracted and sold, the related capitalized costs will be amortized, using the units of production method or the basis of periodic estimates of the mineral deposits. Mineral deposits are assessed at least annually to determine if they have been impaired or should be abandoned based on other economic factors. The assessment is based on the Company's evaluation of the deposits future expectation of profitability. Should the deposits be impaired or abandoned, its capitalized costs will be charged to operations.

n. Accounting Basis for Recording Income

The Company records profits or losses on its installation contracts on the completed-contract method of accounting. Under this method, billings and costs are accumulated during the period of installation, but no profits are recorded before the completion of the work. Provisions for estimated losses on uncompleted contracts are made at the time such losses are determined. Operating expenses, including indirect costs and administrative expenses, are charged as incurred to periodic income and not allocated to contract costs.

NOTES 2 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                                            June 30,
                                                             1998
                                                         ------------
     Computer equipment                                  $    120,755
     Furniture and fixtures                                    46,474
     Vehicles                                                  11,409
     Leasehold improvements                                     3,500
     Engineering equipment                                     17,610
     Office equipment                                           8,821
     Demonstration equipment                                   10,270
                                                         ------------

     Subtotal                                                 218,839
     Accumulated depreciation                                (155,366)
                                                         ------------

     Net property and equipment                          $     63,473
                                                         ============

Depreciation expense for the years ended June 30, 1998 and 1997 was $14,342 and $1,527, respectively.

NOTE 3 -    PATENTS

The patent costs that have been capitalized relate to legal fees incurred to develop and secure the Company's patents. The patents are recorded at cost and will be amortized using the straight-line method over a period of seven years once the patents have been issued.

               AMERICAN ENVIRONMENTAL CORPORATION AND SUBSIDIARY
                  Notes to Consolidated Financial Statements
                              June 30, 1998

NOTE 4 -    COMMITMENTS AND CONTINGENCIES

At June 30, 1998, the Company has two separate operating leases for office space that expire June 1999. The combined monthly rental payment is $2,900.

Minimum future lease payments on the leases as of June 30, 1998 are as follows:

                Year Ended
                 June 30,                             Amount
              -------------                        -------------
                  1999                             $      34,800
                  2000                                      -
                  2001                                      -
                  2002                                      -
                  2003                                      -
                  2004 and thereafter                       -

                              Total                $      34,800
                                                   =============
NOTE 5 -    RELATED PARTY TRANSACTIONS

As of June 30, 1998, the Company owed $25,684 to certain of its officers and shareholders. The amounts are unsecured and are payable on demand.

As of June 30, 1998, the Company was owed $5,100 from a related party. The amount is unsecured and non-interest bearing.

             AMERICAN ENVIRONMENTAL CORPORATION AND SUBSIDIARY
              Notes to the Consolidated Financial Statements
                            June 30, 1998

NOTE 6 -    NOTES PAYABLE

Notes payable consists of the following:
                                                                   June 30,
                                                                     1998
                                                                 ------------
Note payable to a corporation, principal plus  interest of
  $28,000 (effective rate of 73% per annum) due August 12,
  1998, secured by 200,000 shares of common stock.  At
  the option of the lender, the debt is convertible into common
  stock at a rate of one share for every $0.50 of principal.     $    222,000

Note payable to a bank, interest at 10.5%  per annum, principal and interest payments of $1,745 due monthly, secured by
  assets of the Company, matures  in August 2002.                      69,853
                                                                 ------------
     Total Notes Payable                                              291,853

     Less: Current Portion                                           (236,163)
                                                                 ------------
     Long-Term Notes Payable                                     $     55,690
                                                                 ============

The aggregate principal maturities of notes payable are as follows:

                 Year Ended
                  June 30,                    Amount
                 ----------                 ----------
                    1999                    $  236,163
                    2000                        15,722
                    2001                        17,455
                    2002                        19,378
                    2003                         3,135
                    2004 and thereafter           -
                                            ----------
                    Total                   $  291,853
                                            ==========

              AMERICAN ENVIRONMENTAL CORPORATION AND SUBSIDIARY
                Notes to the Consolidated Financial Statements
                               June 30, 1998

NOTE 7 -    GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to generate revenue through the sales of its air pollution systems to remove toxic flue gases. In the opinion of management, sales of the Company's products will be sufficient to fund the Company's operating expenses and capital requirements for at least the next twelve months. However, the outcome of these events is currently uncertain.

NOTE 8 -    STOCK SUBSCRIPTION RECEIVABLE

During the year ended June 30, 1996, 178,500 shares of common stock were issued in return for notes receivable in the amount of $178,500. The notes matured and were collected on May 30, 1998.

NOTE 9 -    NOTES PAYABLE - RELATED PARTY

Notes payable - related parties consists of the following:
                                                                  June 30,
                                                                    1998
                                                                -------------
Notes payable to an officer of the Company, interest at 8.5%
 per annum, principal plus accrued interest due December 31,
 1998, unsecured.                                               $      92,904

Note payable to a shareholder, non-interest bearing,
 due on demand, unsecured.                                             20,000

Note payable to a shareholder, non-interest bearing,
 due on demand, unsecured.                                              8,071
                                                                -------------
Total Notes Payable - Related Party                                   120,975

Less: Current Portion                                                (120,975)
                                                                -------------
Long-Term Notes Payable - Related Party                         $           -
                                                                =============

The aggregate principle maturities of notes payable - related party are as follows:
                  Year Ended
                   June 30,                                       Amount
                 ------------                                  ------------
                     1999                                      $    120,975
                     2000                                              -
                     2001                                              -
                     2002                                              -
                     2003                                              -
                     2004 and thereafter                               -
                                                               ------------
                     Total                                     $    120,975
                                                               ============

             AMERICAN ENVIRONMENTAL CORPORATION AND SUBSIDIARY
              Notes to the Consolidated Financial Statements
                             June 30, 1998


NOTE 10 -    CONTRACTS IN PROCESS

Contracts in process consists of the following:

                                                             June 30,
                                                               1998
                                                          ------------
Billings on uncompleted contracts                         $    287,889

Less: costs on uncompleted contracts                          (194,184)
                                                          ------------
Billings in excess of costs on uncompleted contracts      $     93,705
                                                          ============
NOTE 11 -    MINERAL DEPOSITS

In June 1998, the Company purchased mineral deposits (seasoil) for $140,000 cash and issued 320,332 shares of common stock valued at $2.12 per share. The Company expended an additional $36,050 related to acquiring the asset which has been included in the total capitalized costs. These mineral deposits are to be used to develop various cosmetic and agricultural products. An impairment loss of $678,208 has been recorded in the accompanying consolidated statement of operations for the year ended June 30, 1998.

PART III

ITEM 1.  INDEX TO EXHIBITS

     Copies of the following documents are included as exhibits to this Form 10SB pursuant to Item 601 of Regulation SB.

         SEC
Exhibit  Reference
No.      No.        Title of Document
-------  ---------  -----------------

1        3(i)       Articles of Incorporation of the Registrant and related
                    Amendments
2        3(ii)      Bylaws of the Registrant
3        4.01       Specimen Stock Certificate
4        10.01      Technology License Agreement
5        10.02      Exclusive License Agreement
6        10.03      Representation Agreement with M.W. McWong International,
                    Inc.
7        10.04      Mineral Sale and Purchase Contract
8        21         Subsidiaries of the Registrant
9        27         Financial Data Schedule

ITEM 2.  SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          AMERICAN ENVIRONMENTAL CORPORATION


DATED:  June 24, 1999                      /S/ Richard A. Steinke, President
                                          and Chief Executive Officer